[HCP, Inc. Letterhead]

May 9, 2008

VIA EDGAR AND FEDEX

Jennifer Monick

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:  HCP, Inc.

        File Number: 001-08895

        Form 10-K for Fiscal Year Ended December 31, 2007

Dear Ms. Monick:

                HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 29, 2008.  For your convenience, each of the Staff’s comments has been reprinted in italics below and our responses are in regular print, identified according to the number in your comment letter.  References to “we” or “our” in our responses are to HCP, Inc.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 36

1.                                       In future Form 10-K filings, please disclose:

•                  Average occupancy rates for each of the last five years;

•                  The average effective annual rental per square foot or unit for each of the last five years; and

•                  Lease expirations for each of the next ten years.

                Response:  We supplementally acknowledge the comment and agree to make the requested disclosures listed above in future Form 10-K filings.

Securities and Exchange Commission

Jennifer Monick

May 9, 2008

Financial Statements

Consolidated Statements of Income, page F-4

2.                                       Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically, address your placement of interest expense and interest and other income, net.

                Response:  Subsequent to filing our Form 10-K, we identified the need for certain changes to our presentation in our consolidated statements of income to comply with Rule 5-03 of Regulation S-X and revised our presentation in our first quarter Form 10-Q filing to eliminate the reference to operating income. We supplementally advise the Staff that in any future filings that continue with our first quarter Form 10-Q presentation, we will revise our presentation to arrive at income before interest expense, interest and other income, net, equity income from unconsolidated joint ventures, minority interests’ share of earnings, income taxes and discontinued operations, in order to comply with Rule 5-03 of Regulation S-X. In the event that we decide to use a presentation different from the one used in our first quarter Form 10-Q filing, we will ensure that such presentation complies with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Principles of Consolidation, page F-7

3.                                       We note your disclosure regarding the carry forward of CRP’s accounting conclusions regarding the VIE tenants.  Please tell us and disclose whether current management is of the same opinion and concurs with CRP’s accounting conclusions with respect to the VIE tenants and the borrower that has been indentified as a VIE.

                Response:  In conjunction with our CRP acquisition, we reviewed CRP’s assessment of the primary beneficiary of the VIE tenants and borrower, and independently concluded that CRP had a reasonable basis for its conclusions.  To the extent that we continue to disclose that we have carried forward CRP’s accounting, we supplementally advise the Staff that we will tailor our disclosure to reflect the fact that we independently concluded that CRP had a reasonable basis for its conclusions.

(6) Net Investment in Direct Financing Leases, page F-23

4.                                       We note your disclosure regarding the carry forward of CRP’s accounting conclusions regarding the DFLs.  Please tell us and disclose whether current management is of the same opinion and concurs with CRP’s accounting conclusions with respect to the direct financing leases.

                  Response:  In conjunction with our CRP acquisition, we reviewed CRP’s accounting for the DFLs and independently concluded that CRP had a reasonable basis for its conclusions.  To the extent that we continue to disclose that we have carried forward CRP’s accounting, we

Securities and Exchange Commission

Jennifer Monick

May 9, 2008

supplementally advise the Staff that we will tailor our disclosure to reflect the fact that we independently concluded that CRP had a reasonable basis for its conclusions.

Schedule III, page F-58

5.                                       Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it is not necessary to disclose the initial cost and the cost capitalized subsequent to acquisition for your real estate investments.

                Response:  The majority of our historical real estate investments were acquired subject to triple net leases, which leases typically do not require any additional investment by us after the initial acquisition of the asset.  Consequently, we had not historically provided a separate accounting for initial cost and cost capitalized subsequent to acquisition for our real estate investments, as we did not believe such a presentation would have been meaningful to our investors.  As our business model has evolved beyond the predominant use of triple net leases, we acknowledge that the initial cost of our real estate should be reflected separately from costs capitalized subsequent to the date of the acquisition.  We supplementally advise the Staff that in future filings we will revise our presentation to disclose the initial cost and the cost capitalized subsequent to acquisition for our real estate investments.

6.                                       Please tell us and disclose in your filing the nature of the balances associated with changes in reporting presentation.  Please refer to Rule 5-04 of Regulation S-X.

                Response:  The balances associated with changes in reporting presentation represent real estate and accumulated depreciation related to properties placed into discontinued operations during 2007.  We supplementally advise the Staff that we will disclose the nature of the balances associated with changes in reporting presentation in future filings.

                In connection with our responses to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Jennifer Monick

May 9, 2008

Thank you for your consideration of our responses. Should you have any questions regarding the foregoing responses, please call the undersigned at (562) 733-5151.

Very truly yours,

/s/ MARK A. WALLACE
Mark A. Wallace
Executive Vice President —
Chief Financial Officer and Treasurer

cc:   Edward J. Henning, Esq.

        HCP, Inc.